JCDecaux


05005674

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 28th January 2005

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release in relation to JCDecaux becoming the exclusive partner of Airports of Shanghai (China)

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

JCDecaux moves into mainland China.

JCDecaux becomes the exclusive partner of Airports of Shanghai for 15 years

Out of Home Media

Paris, 26 January 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that **JCDecaux Pearl & Dean** (a 100% subsidiary of JCDecaux located in Hong Kong) has created a joint venture company with Airports of Shanghai (SIA / SAA) and the media company Momentum, to manage the interior and exterior advertising space of the two Shanghai airports: Shanghai Hongqiao Airport and Pudong International Airport. As JCDecaux is already the operator of Hong Kong's airport advertising, this new contract will strengthen its position in the region.

This exclusive 15-year contract (2005 – 2019) with SIA/SAA should represent estimated revenues of €490 million. The new company, **JCDecaux Momentum Shanghai Airport Advertising Co Ltd** *, is 50 % owned by SIA / SAA, 35 % by JCDecaux Pearl & Dean and 15 % by Momentum.

JCDecaux will manage the operations of the new company which will be responsible for developing the other airport sites in the region. In 2004, airport traffic in Shanghai rose to more than 35 million passengers, a 40 % increase compared with 2003.

At the signing of this historic contract, **Chairman Wu, President of SIA/SAA**, said: *« It was important for Airports of Shanghai to enter into a long-term partnership which promotes expertise and professionalism. The choice of a recognised leader like JCDecaux is critical, because we will be able to work together on the future development of Pudong International Airport, which is one of the largest Chinese airports and one of the most important airports in Asia Oceania, particularly the development of its second terminal – Terminal 2.»*

Jean-Charles Decaux, the Chairman of the Executive Board and Co-CEO of JCDecaux said: *« This contract, our first in continental China, is a historic one for JCDecaux. Our commercial and marketing expertise is recognised by the Shanghai airport authorities who have taken into consideration both the aesthetics and quality of our advertising furniture. Looking forward, our teams will work closely with Airports of Shanghai on new projects. This latest contract reinforces our position as the number one worldwide in airport advertising.*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

The Chinese advertising market has undergone tremendous growth and we expect this trend to continue, not least because China is hosting the Olympic Games in Beijing in 2008 and the World Exhibition in 2010 in Shanghai. »

Michael Xu, Chairman of Momentum Media International Ltd, added: « Three years after my first meeting with JCDecaux, I am very happy that the relationship is working so well. Our partnership has moved onto a new level with the signing of the contract with the airports of Shanghai. »

** The joint venture company has obtained the foreign investment approval from the Chinese central Government, and is expected to receive shortly approval from the local authorities of Shanghai.*

Key Information on the Group

JCDecaux Airport is the number one worldwide in airport advertising, with an audience of 2.4million passengers per day.
JCDecaux Airport is present in 6 out of the top 10 airports including London, New York, Paris, Dallas, Frankfurt and Houston.
JCDecaux Airport is also present in the two main Chinese airports : Hong Kong and Shanghai.

- 2003 revenues : €1543.8 million ; Q3 2004 revenues : €1 167.6 million
- Listed on Euronext Paris ; part of the Euronext 100 index
- N°1 worldwide in street furniture (291,000 faces)
- N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)
- N°1 in Europe for billboards (189,000 faces)
- 630,000 advertising faces in 43 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 6,900 employees

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr